SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     ______________________

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 10)*

                      Dole Food Company, Inc.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                          256605-10-5
                         (CUSIP Number)

                          Roberta Wieman
               10900 Wilshire Boulevard, 16th Floor
                      Los Angeles, CA  90024
                          (213) 879-6600
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          February 5, 1996
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       (Continued on following page(s))

 13D
CUSIP No. 256605-10-5
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                David H. Murdock
____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                   (a)  [ ]
                                                                   (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS *
                PF, BK, WC, AF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                         13,793,686
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                         13,793,686
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         13,793,686
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES *                                   [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         23.0%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON *
                  IN
_____________________________________________________________________________
* SEE INSTRUCTIONS BEFORE FILLING OUT!

 13D
CUSIP No. 256605-10-5
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Flexi-Van Corporation
____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                   (a)  [ ]
                                                                   (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS *
                BK, WC, AF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                         1,240,310
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                         1,240,310
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         1,240,310
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES *                                   [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         2.1%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON *
                  CO
_____________________________________________________________________________
* SEE INSTRUCTIONS BEFORE FILLING OUT!

 13D
CUSIP No. 256605-10-5
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Flexi-Van Leasing, Inc.
____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                   (a)  [ ]
                                                                   (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS *
                BK, WC, AF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                         1,240,310
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                         1,240,310
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         1,240,310
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES *                                   [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         2.1%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON *
                  CO
_____________________________________________________________________________
* SEE INSTRUCTIONS BEFORE FILLING OUT!

 13D
CUSIP No. 256605-10-5
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Flexi-Van Delaware, Inc.
____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                   (a)  [ ]
                                                                   (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS *
                BK, WC, AF
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                         1,240,310
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                         1,240,310
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         1,240,310
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES *                                   [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         2.1%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON *
                  CO
_____________________________________________________________________________
* SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D, as previously amended, relating to the Common Stock of Dole Food Company, Inc. ("Dole"), is hereby further amended with respect to the items set forth below. This amendment is being filed to update certain information from the previous amendment, including the number of Dole employee stock options held by the Reporting Person and certain changes in the Reporting Person's form of beneficial ownership.


Item 1.    Security and Issuer.

Item 1 is hereby amended in its entirety by substituting the following:

This Statement relates to the Common Stock of Dole Food Company, Inc. ("Dole"), a Hawaii corporation, whose principal executive offices are located at 31355 Oak Crest Drive, Westlake Village, California 91361. On January 27, 1996, Dole had outstanding 59,855,595 shares of Common Stock, according to information provided by Dole as of such date.


Item 2.    Identity and Background.

Item 2 is hereby amended in its entirety by substituting the following:

This Statement is filed by David H. Murdock, Flexi-Van Corporation, Flexi-Van Leasing, Inc. ("Flex Leasing") and Flexi-Van Delaware, Inc. ("Flex Delaware"). The business address of Mr. Murdock is 10900 Wilshire Boulevard, Los Angeles, California 90024. The business address of both Flexi-Van Corporation and Flex Leasing is 251 Monroe Avenue, Kenilworth, New Jersey 07033. Flex Delaware's business address is 1105 North Market Street, Suite 1300, Wilmington, Delaware 19899.

Mr. Murdock is a Director, Chairman of the Board and Chief
Executive Officer of Dole, a producer and marketer of fresh fruit and vegetables, juices, packaged fruit and nuts, and of Castle &
Cooke, Inc., which owns, operates and develops residential and commercial real estate and resorts.

Mr. David H. Murdock is a Director, Chairman of the Board and Chief Executive Officer of Flexi-Van Corporation, Flex Leasing and Flex Delaware. Flexi-Van Corporation, a Delaware corporation, which is wholly-owned, directly or indirectly, by Mr. Murdock, conducts its chassis leasing business through its subsidiaries, including Flex Leasing, a Delaware corporation which is a wholly-owned subsidiary of Flexi-Van Corporation. Flex Delaware is a wholly-owned subsidiary of Flex Leasing. Flexi-Van Corporation, Flex Leasing and Flex Delaware are collectively referred to as Flexi-Van.

Mr. Murdock is the sole proprietor of a number of companies and sole shareholder of a number of corporations which are engaged in the businesses of commercial real estate development, financial investments, mining and processing nonmetallic aggregates, manufacturing vitrified clay products and warehousing operations with principal offices in Los Angeles, California.

Additional information concerning Mr. Murdock and Flexi-Van, the persons filing this Statement, is set forth in Schedules A, B, C and D.


Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended in its entirety by substituting the following:

Funds for the purchase of certain shares of the Dole Common Stock reported on this amendment to Schedule 13D were provided from the working capital and the borrowing of Pacific Holding Company ("PHC"), a sole proprietorship of which Mr. Murdock is the sole proprietor, certain other entities controlled by Mr. Murdock and Flexi-Van. PHC, such other entities and Flexi-Van maintain secured lines of credit with several banks which were entered into in the ordinary course of business. See Item 6. Funds derived from working capital and such lines of credit may in the future be used for the purchase of securities of Dole.


Item 4.    Purpose of Transaction.

Item 4 is hereby amended in its entirety by substituting the following:

Mr. Murdock regards the Dole stock as an attractive investment at the prices prevailing to date on the open market. Based on his continuing evaluation of Dole, alternative investment opportunities and all other factors deemed relevant, he may elect to sell his Dole shares or, assuming the availability of additional shares at prices regarded as acceptable, and subject to applicable law, he may elect to acquire additional shares of Dole for investment on the open market or in privately negotiated transactions.


Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety by substituting the following:

Mr. Murdock, as trustee of the David H. Murdock Living Trust ("Murdock Trust"), dated May 28, 1986, as amended, has beneficial ownership of 13,793,686 (approximately 23%) of the outstanding shares of Dole Common Stock. In accordance with Rule 13d-3(d)(1)(i), this computation of shares beneficially owned by Mr. Murdock includes 208,884 shares issuable upon exercise of employee stock options, 1,240,310 shares (approximately 2.1%) held by Flex Delaware, which is indirectly controlled by Mr. Murdock, and 40,432 shares (less than 1%) held by a trust established for the benefit of one of Mr. Murdock's sons. Mr. Murdock's other son holds 40,438 (less than 1%) shares. As permitted by Rule 13d-4, Mr. Murdock disclaims beneficial ownership within the meaning of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 ("1934 Act") of the 40,438 shares of Dole held by his son.

The number of shares issuable upon exercise of employee stock options has been adjusted pursuant to a dividend distribution on December 28, 1995 ("Distribution Date") of all the common stock of Castle & Cooke, Inc. ("Castle") (before that date, a wholly-owned subsidiary of Dole) by Dole to Dole's shareholders of record on December 20, 1995 ("Record Date"). The adjustment was effective on the Record Date, subject to the determination of the amount of the adjustment (based on average trading prices before and after the distribution) on January 5, 1996.

None of the persons filing this Statement nor to the best of their knowledge the officers or directors or any associate of any of them, owns or, except for the exercise of employee stock options, had any right to acquire, directly or indirectly, any shares of Dole Common Stock in the last sixty days. None of the persons filing this Statement, nor to their best knowledge, any of their associates or affiliates has effected any transactions in the Common Stock of Dole in the last sixty days.

Mr. Murdock makes the investment decisions and directs the voting of proxies relating to the Dole securities held by the Murdock Trust and Flex Delaware. In view of the investment and voting power vested in him, Mr. Murdock should be deemed a beneficial owner for purposes of Section 13(d) of the 1934 Act of these securities.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended in its entirety by substituting the following:

Mr. Murdock and Flexi-Van maintain revolving lines of credit under which borrowings and security vary from time to time, and pursuant to which collateral is provided, including their shares in the Issuer.


Item 7.    Material to be Filed as Exhibits.

Exhibit 1. Agreement to file Schedule 13D (and such amendments as may become necessary) with respect to the Common Stock of Dole.

                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated this 8th day of February, 1996




By:  __/s/ David H. Murdock___
     David H. Murdock

As:  Chairman of the Board and Chief Executive Officer,
          Flexi-Van Corporation
          Flexi-Van Leasing, Inc.
          Flexi-Van Delaware, Inc.




By:  __/s/ David H. Murdock___
     David H. Murdock, as an individual

                           SCHEDULE A

                      FLEXI-VAN CORPORATION

The directors and executive officers of Flexi-Van Corporation
("Flexi-Van"), a Delaware corporation, their present principal occupations or employments, their citizenship and their business and/or residence addresses are as follows:

Mr. David H. Murdock is a Director, the Chairman of the Board and Chief Executive Officer of Flexi-Van, Flexi-Van Leasing, Inc. ("Flex Leasing") and Flexi-Van Delaware, Inc. ("Flex Delaware"). Mr. Murdock is the sole proprietor of a number of companies and sole shareholder of a number of corporations which are engaged in the businesses of commercial real estate development, financial investments, mining and processing nonmetallic aggregates, manufacturing vitrified clay products and warehousing operations with principal offices in Los Angeles, California. He is a Director, the Chairman of the Board and Chief Executive Officer of Dole Food Company, Inc. ("Dole") and of Castle & Cooke, Inc. The business address of Mr. Murdock is 10900 Wilshire Boulevard, Los Angeles, California 90024. Mr. Murdock is a United States citizen.

Mrs. Maria F. Murdock is a Director of Flexi-Van and Flex Leasing. Her business address is 10900 Wilshire Boulevard, Los Angeles,
California 90024.  She is a United States citizen.

Mr. David H. Murdock, Jr. is a Director of Flexi-Van and Flex Leasing. He is owner, Chief Executive Officer and President of JEDCO Associates, Inc., a residential development company. His business address is 10900 Wilshire Boulevard, Los Angeles, California 90024. Mr. Murdock is a United States citizen.

Mr. Gerald W. LaFleur is a Director of Flexi-Van and Flex Leasing. He is Executive Vice President of Dole. Mr. LaFleur also serves as an officer and/or director of a number of Mr. Murdock's privately-held companies. Mr. LaFleur's business address is 10900 Wilshire Boulevard, Los Angeles, California 90024. He is a United States citizen.

Mr. George M. Elkas is a Director and Executive Vice President of Flexi-Van. He is a Director, President and Chief Operating Officer of Flex Leasing and is a Director and President of Flex Delaware. His business address is 251 Monroe Avenue, Kenilworth, New Jersey 07033. Mr. Elkas is a United States citizen.

Mr. William D. Burns is Vice President of Flexi-Van and Executive
Vice President of Flex Leasing. Mr. Burns, whose business address is 251 Monroe Avenue, Kenilworth, New Jersey 07033, is a United
States citizen.

Mr. Bernard J. Vaughan is Vice President-Legal Affairs and Corporate Secretary of Flexi-Van. He is Senior Vice President, General Counsel and Corporate Secretary of Flex Leasing and a Director, Vice President, Corporate Secretary and General Counsel of Flex Delaware. Mr. Vaughan, whose business address is 251 Monroe Avenue, Kenilworth, New Jersey 07033, is a United States citizen.

Mr. Jeffrey M. Heck is Corporate Controller, Treasurer and Assistant Secretary of Flexi-Van. Mr. Heck is Vice President, Controller and Assistant Secretary of Flex Leasing and a Director, Vice President, Treasurer and Controller of Flex Delaware. Mr. Heck's business address is 251 Monroe Avenue, Kenilworth, New Jersey 07033. He is a United States citizen.

During the last five years, neither Flexi-Van Corporation nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were any of them a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                           SCHEDULE B

                     FLEXI-VAN LEASING, INC.

The directors and executive officers of Flexi-Van Leasing, Inc.
("Flex Leasing"), a Delaware corporation, their principal occupations or employments, their citizenship and their business and/or residence addresses are as follows:

Mr. David H. Murdock is a Director, the Chairman of the Board and
Chief Executive Officer of Flexi-Leasing.  See Schedule A.

Mrs. Maria F. Murdock  is a Director of Flex Leasing.  See Schedule
A.

Mr. David H. Murdock, Jr. is a Director of Flex Leasing.  See
Schedule A.

Mr. Gerald W. LaFleur is a Director of Flex Leasing.  See Schedule
A.

Mr. George M. Elkas is a Director, President and Chief Operating
Officer of Flex Leasing.  See Schedule A.

Mr. William D. Burns is Executive Vice President of Flex Leasing.
See Schedule A.

Mr. Bernard J. Vaughan is Senior Vice President, General Counsel and Corporate Secretary of Flex Leasing. See Schedule A.

Mr. Jeffrey M. Heck is Vice President, Controller and Assistant
Secretary of Flex Leasing.  See Schedule A.

During the last five years, neither Flexi-Van Leasing, Inc. nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were any of them a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                         SCHEDULE C

                    FLEXI-VAN DELAWARE, INC.

The directors and executive officers of Flexi-Van Delaware, Inc.
("Flex Delaware"), a Delaware corporation, their present principal occupations or employments, their citizenship and their business and/or residence addresses are as follows:

Mr. David H. Murdock is a Director, the Chairman of the Board and
Chief Executive Officer of Flex Delaware.  See Schedule A.

Mr. George M. Elkas is a Director and President of Flexi-Van
Delaware, Inc.  See Schedule A.

Mr. Bernard J. Vaughan is a Director, Vice President, Corporate
Secretary and General Counsel of Flex Delaware.  See Schedule A.

Mr. Jeffrey M. Heck is a Director, Vice President, Treasurer and
Controller of Flex Delaware.  See Schedule A.

Mr. Thomas J. Russo is a Director and Vice President of Flex
Delaware. Mr. Russo, whose business address is 251 Monroe Avenue, Kenilworth, New Jersey 07033, is a United States citizen.

Mr. John S. Cocke is a Director of Flex Delaware. He also serves as an officer and/or director of a number of Mr. Murdock's privately-held companies. Mr. Cocke, whose business address is 10900 Wilshire Boulevard, Los Angeles, California 90024, is a
United States citizen.

Mr. Scott A. Griswold is Vice President of Flex Delaware. He also serves as an officer and/or director of a number of Mr. Murdock's privately-held companies. Mr. Griswold's business address is 10900 Wilshire Boulevard, Los Angeles, California 90024. He is a United States citizen.

Mr. Gerald W. LaFleur is Vice President of Flex Delaware.  See
Schedule A.

During the last five years, neither Flex Delaware nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were any of them a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                           SCHEDULE D

                        DAVID H. MURDOCK

The present principal occupation or employment of Mr. Murdock, his citizenship and his business address are set forth in Schedule A.

                           EXHIBIT 1

                           AGREEMENT

WHEREAS, Flexi-Van Corporation, Flexi-Van Leasing, Inc. and Flexi-Van Delaware, Inc. (herein collectively referred to as "Flexi-Van") and David H. Murdock each may be deemed to be a beneficial owner within the meaning of the Securities Exchange Act of 1934 ("1934 Act"), Release No. 13291, for purposes of Section 13(d) of the 1934 Act of certain securities of Dole Food Company, Inc. ("Dole"), a Hawaii corporation; and

WHEREAS, Flexi-Van and Mr. Murdock each desires to satisfy any filing obligations each may have under Section 13(d) of the 1934
Act by filing a single Schedule 13D pursuant to such section.

NOW, THEREFORE, Flexi-Van and Mr. Murdock agree to file a Schedule 13D under the 1934 Act relating to the Common Stock of Dole and agree further to file any such amendments thereto as may become necessary unless and until such time as Flexi-Van or Mr. Murdock shall give written notice to the other parties to this Agreement that it or he wished to file a separate Schedule 13D relating to the shares of Dole Common Stock, provided that each person on whose behalf the Schedule 13D or any amendment its filed is responsible for the timely filing of such Schedule 13D and any amendments thereto necessitated by the actions or intentions of such person and for the completeness and accuracy of the information pertaining to him or it and his or its actions and intentions.

Dated this 8th day of February, 1996.

FLEXI-VAN CORPORATION
FLEXI-VAN LEASING, INC.
FLEXI-VAN DELAWARE, INC.


By:  __/s/ David H. Murdock___
          David H. Murdock

As:  Chairman of the Board and Chief Executive Officer,
        Flexi-Van Corporation
     Chairman of the Board and Chief Executive Officer,
        Flexi-Van Leasing, Inc.
     Chairman of the Board and Chief Executive Officer,
        Flexi-Van Delaware, Inc.


By:  __/s/ David H. Murdock___
     David H. Murdock, as an individual